United States securities and exchange commission logo





                              April 14, 2023

       Junhua Guo
       Chief Executive Officer
       Emo Capital, Corp.
       10409 Pacific Palisades Ave.
       Las Vegas, NV 89144

                                                        Re: Emo Capital, Corp.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed April 6, 2023
                                                            File No. 024-12169

       Dear Junhua Guo:

               We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Offering Statement on Form 1-A filed April 6, 2023

       Principal Products, Services, and Their Markets, page 31

   1. We note your updated disclosure in response to comment number 1. Please remove the global market figure
for organic fertilizers since this is not your addressable market or revise to disclose the
addressable market for your product that is covered by the $9.95 billion figure and
clarify that you only provide products in certain jurisdictions that represent a fraction of
that market figure. We refer to your disclosure that your potential customer base is
limited to the U.S. agriculture farming market, such as California and
                                                        Florida.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Junhua Guo
Emo Capital, Corp.
April 14, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Benjamin Richie at 202-551-7857 or Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

FirstName LastNameJunhua Guo                               Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameEmo Capital, Corp.
                                                           Services
April 14, 2023 Page 2
cc:       Vic Devlaeminck
FirstName LastName